May 15, 2008
Ms. Linda van Doorn
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Harris Preferred Capital Corporation Form 10-K for the fiscal year ended December 31, 2007 Filed March 31, 2008 File No. 001-13805
Dear Ms. van Doorn:
          Reference is made to the letter dated May 7, 2008 addressed to Pamela C. Piarowski, the Chief Financial Officer of Harris Preferred Capital Corporation, a Maryland corporation (the “Company”), from the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced filing on Form 10-K of the Company (the “Comment Letter”).
          On behalf of the Company, I am writing to respond to the Comment Letter. For the convenience of your review, set forth below are the comments contained in the Comment Letter followed by the Company’s responses. The Company’s responses are in italics.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 18
1.	In future filings you should quantify the interest rate risks using one of the three alternatives specified in Item 305 of Regulation S-K.

As requested, in future filings, beginning in the Company’s filing on Form 10-Q for the period ending March 31, 2008, the Company will quantify the interest rate risks using one of the three alternatives specified in Item 305 of Regulation S-K.
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements

Ms. Linda van Doorn
Securities and Exchange Commission

4. Securities
2.	Please tell us and disclose in future filings your reclassification adjustment and unrealized holding gains (losses) for the period presented. You appear to present the net amounts of other comprehensive income on the Consolidated Statements of Income and Comprehensive Income and accumulated other comprehensive loss on the Consolidated Balance Sheets, respectively. However, the gross change does not appear to be disclosed in the notes to your financial statements. Refer to paragraphs 19 and 20 of SFAS 130.

As requested, in future filings, beginning in the Company’s filing on Form 10-Q for the period ending March 31, 2008, the Company will disclose the reclassification adjustment and unrealized gains (losses) for the period presented in the Consolidated Statement of Income and Comprehensive Income.

There were no reclassification adjustments for the years ended December 31, 2007, 2006 and 2005.

3.	Please tell us the business reason for purchasing securities from the parent bank with the agreements to resell.

The Company engages in reverse repurchase agreement transactions with the parent bank as a means of managing its short-term liquidity needs and generating additional returns on available funds. The Company believes such transactions represent an efficient and cost-effective alternative for managing the Company’s liquidity position. All such transactions are arranged at prevailing market rates of interest.
Item 15. Exhibits, Financial Statement Schedules
Exhibit 31.1
4.	We note that Certification signed by your Chief Financial Officer, Pamela C. Piarowski, is dated March 31, 2007. Please amend your filing to provide the current certification as required under Exchange Act Rules 13a-14(a) and 15d-14(a).

As requested, the Company will amend its Form 10-K for the year ended December 31, 2007 in order to correct the typographical error in the certification.

5.	We note that you have made certain modifications to the exact form of the required certifications, including replacing the term registrant with your company’s name and deletion of the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in

Ms. Linda van Doorn
Securities and Exchange Commission

paragraph 4.d). Please discontinue the use of these and other modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31)(i) of Regulation S-K.

As requested, in future filings, beginning in the Company’s filing on Form 10-Q for the period ending March 31, 2008, the Company will utilize the exact form of certifications required under Exchange Act Rules 13-14(a) and 15d-14(a), as set forth in Item 601(b)(31)(i) of Regulation S-K.
In addition, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please contact me with any questions you may have. My phone number is (312) 461-2220.

Sincerely,
/s/ Paul R. Skubic
Paul R. Skubic
Chairman of the Board, President

cc:	Mark Rakip